Mail Stop 3-9								October 14, 2004

Julianne Lu
Chief Executive Officer
China Health Holding, Inc.
666 Burrard Street
Suite 3400
Vancouver, British Columbia
Canada V6C 2X8

Re:	China Health Holding, Inc.
	Registration Statement on Form SB-2
Filed September 16, 2004
	File Number 333-119034

 Dear Ms. Lu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

3. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment with a brief description of the revisions made so that we can easily place your revised disclosure in its proper context.

4. Please revise your disclosure to include the information required by Form SB-2, including the information required by Items 6, 8, 13, 15, 17 and 23. If you believe that disclosure is not required for these items, please provide us with an analysis explaining your position.

China Health Holding, page 1

5. Please revise your summary to present the key points in the disclosure that are set forth in the other sections of the registration statement. For example:

* Provide a brief description of your different product lines;
* For product lines that are not yet available for sale, clarify their current stage of development; and
* Briefly describe your marketing and distribution activities.

Risk Factors, p. 2
General

6. Currently, you have disclosed your risk factors in two main sections, "Risks Related to the Business" and "Risks related to our common stock." Within each of these main sections, different risks should be separated into subsections, with each subsection reflect a distinct risk faced by the Company. Furthermore, each of these risk factors should include its own risk factor heading that summarizes the risk and potential consequences.

As one example only, on page 2 underneath the main header "Risks Related to the Business," the Company should present a subsection header that relating to the risks associated with the Company`s financial status and indicating that the inability to raise additional capital could cause the Company to cease operations and investors to lose their entire investment. Below that header will be the discussion set forth in the first paragraph of the main section.

Subsequent risk factor headings should also be introduced for each distinct risk described in the Risk Factors section.

7. Please organize your risk factors so that they are grouped by topic, with the more important risk factors presented before the less important factors.

8. Some of your risk factors are generic insofar as they apply to many companies in your industry. When disclosing a risk factor, you should customize it with specific reasons why you may be exposed to a particular risk so as to make the disclosure more meaningful. As one example only, the disclosure relating to your ability to manage growth, which is presented at the bottom of page 2, appears to be generic language. You should expand and customize the risk factor to disclose any problems you have had managing growth in the past as well as any facts that indicate that there may be such problems in the future.

Please review the entire risk factors section to ensure that your disclosure is customized for the Company and is as specific as possible. In your response letter, please identify all places where revisions are made in response to this comment.

Risks related to our business, page 2

Our financial status ..., page 2

9. Please revise to indicate how long you expect your current resources to last.

We are a development stage company ..., page 2

10. Please revise to describe the risks inherent in a new business more completely and describe the consequences if you are not effective in addressing these risks.

The loss of the current management team ..., page 3

11. To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.

The nutritional supplements industry is intensely competitive,  page3

12. In your discussion of competition, you should be more specific in your disclosure by naming the Companies who compete in distribution and marketing of the specific products you work with. You should disclose any competitive advantages those competitors have with respect to the marketing and distribution of those products.

13. In your competition discussion, you disclose information about the retail market for nutritional supplements including the fact that
it is fragmented, growing, etc.   However, you have not provided as
much detail about the market of those who market and distribute these products, which appears to be your actual market. Please provide similar information for the Company`s market.

Please also disclose any problems you have faced as a result of competition. As one example only, you reference the fact that prescription drugs can acquire market share from nutritional supplements, thereby eliminating the need for marketing and distribution services for those supplements. If you have any experience with this dynamic or there is a material risk that such problems will occur in the future, please disclose those concerns in the risk factor.

We may incur product liability costs, page 3

14. We note your disclosure that you do not have manufacturing capability and rely on three separate parties to manufacture you products. Please revise to discuss this as a separate risk and discuss the consequences if any of the parties are unable to manufacture your products.

15. Please disclose the limitations of your product liability insurance.

Compliance with governmental regulations ..., page 3

16. Please revise to discuss all consequences of a failure to comply with the government regulations. For example, could you be subject to fines or penalties? Could you be required to perform clinical trials to provide evidence of safety?

17. Revise the second paragraph on page 4 to indicate that the legislation, if enacted, may result in difficulty getting your products to the market.

Intellectual Property p. 4

18. With respect to your concerns regarding intellectual property, please disclose what intellectual property that you possess and any specific concerns that you may have, either with regard to invalidation or claims that you have infringed upon the rights of others.

19. Please revise to disclose that if you are found to be infringing on the intellectual property of another party, licenses for such intellectual property may not be available on favorable terms or may not be available at all.

Risks related to our common stock, page 5

20. We note your statement on page 8 that you will experience immediate and substantial dilution if you purchase shares in this offering. Please revise to include a separate risk factor disclosing this risk. The discussion should quantify the dilution shareholders will experience if they purchase at the offering price.

Selling Security Holders, p. 10

21. In your discussion, please include a broad discussion explaining your past offerings of securities and the manner in which the selling security holders obtained their securities.

22. If any of the selling shareholders are broker dealers, please revise to identify them as underwriters here and in the Plan of Distribution. The only exception to our position that broker dealers must be identified as underwriters is if the shares were issued as underwriting compensation. If the exception applies, please provide that information in your document.

23. Furthermore, if there are affiliates of broker-dealers identified as Selling Shareholders, they should be identified as such and your disclosure should be revised to include the following representations:

* The Selling Shareholder purchased in the ordinary course of business and
* At the time of the purchase, the Selling Shareholder had no agreements or understanding to distribute securities.

24. Please revise the selling shareholder table to indicate the natural persons who have voting and dispositive control over the shares held by IHI Holdings, RAR Consultant, and Sichenzia Ross
Friedman Ference.

Plan of Operation, p. 10

25. Section 27A of the Securities Act specifically excludes from protection statements you make in connection with initial public offerings. If you wish to include forward-looking statement disclaimers you should include a statement that the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

26. We note your statements that you will need to raise at least $1 million in financing over the next 12 months. Please revise to discuss the efforts you have undertaken to secure this financing. If you are experiencing difficulties obtaining financing, this information should be disclosed in a risk factor.

27. Please note that Item 303(a) of Regulation S-B requires that you discuss your plan of operation for the next 12 months. In doing so, discuss the company`s business plan, how it plans to generate revenues and elaborate on efforts being made, or contemplated, with respect to product development, R&D, marketing, sales and
distribution.   Please allocate the amounts necessary over the next
12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation and the time frame for beginning and completing each.

28. We note your statement that you will need to implement a worldwide marketing strategy. Please discuss what is involved in implementing such a strategy.

29. Please revise the discussion of DFU898, DVT896 and ASO 989 to disclose these product candidates are pharmaceuticals or if these are also considered to be natural medicinal products. We note your statement that you currently do not have rights to these products. Who currently owns the rights to these products? Are you currently in negotiations to acquire these rights? To the extent that you have disclosed that the products have been proven effective or that clinical trials have been conducted or are underway, disclose who conducted the trial, and reviews by the FDA or other regulatory agencies and how the effectiveness was proven.

30. If these product candidates are considered to be pharmaceutical products, you should revise the discussion of your business to discuss the process of obtaining regulatory approval for these products. Additionally, disclose the stage of development you expect to be able to achieve with $60,000 over the course of the next twelve months.

Business, p.12

General

31. We note your obligations under the agreements with Hotway. If there is a material probability that you will not be able to fulfill any of these obligations, please add a risk factor to this effect and disclose the potential consequences of violating these obligations. You should provide a similar disclosure for any other material agreements in which you may be unable to fulfill your obligations.

32. If you are substantially dependent upon any third-parties, including the three manufacturers that you are currently relying upon to produce your products, please disclose what alternatives the Company will face if any relationships with such third-parties are terminated.


Organization, p. 12

33. Please explain what you mean when you say that your products "are based on traditional Chinese medicine and the principals of Taoism."

Product Background, p. 12

34. Throughout the registration statement, when you define or explain a term, please provide the explanation the first time you use the term. For example, you explain what a neutraceutical is in this section when you should explain the term the first time that you use it in the registration statement.

35. Please explain what you mean by "King of Herbs" and "qii."

36. We note your distinction between neutraceuticals as dietary supplements or nutritional supplements that are generally viewed as preventative supplements, as opposed to drugs, which are chemical substances, used to treat illnesses or symptoms of illnesses. However, the descriptions of some of your products appear to indicate that are used to treat an illness or symptoms of an illness. For example:

* VG-Liver - protects the liver from infections such as hepatitis;
* VG-Allergy - prevents allergic reactions and assists in the recovery of allergic reactions;
* VG-Anti-Tumor - helps fight cancerous growths; and
* VG-EEP - designed to relieve acute alcoholism.

These product descriptions all imply that the products can be used to fight disease. Please advise or revise.

37. Explain how daily doses of King of Herb have shown increased stamina and an ability to enhance the immune system`s ability to fight disease. For example, have you been involved in trials that support these statements?

Purchase Agreement for 26 100% Natural herbal medicinal product formulas, page 12

38. Disclose the amounts currently owed to Ms. Lu and Mr. You pursuant to this agreement, including accrued interest.

39. Disclose the value of the shares of common stock issued to each individual under the agreement.


Exclusive Licensing Agreement for 19 Cordyceps Products, page 13

40. Please revise the discussion of this agreement and the agreement for De-Daibe and Depressor herbs to disclose the following information:

* Who would own the rights to any modifications, upgrades or improvements after the expiration of the agreement;
* Disclose the aggregate amount of the licensing fee that is due on March 9, 2005;
* Disclose whether you are required to make royalty payments;
* Disclose and quantify any annual license maintenance fees; and
* Describe any termination provisions.

Manufacturing, page 20

41. For each agreement, disclose which product line will be manufactured pursuant to the agreement and discuss the any termination provisions and exclusivity provisions. Revise the description of the agreement with Canadian Phytopharmaceuticals Corp to describe any liability provisions or confirm that there are no liability provisions included in the agreement.

Market Analysis, page 21

42. Is the information attributed to Natural Marketing Institute or Health Strategy Consulting publicly available or were these studies commission by you? If these studies were performed on you behalf, please revise your disclosure, to provide this information and file the consents of Natural Marketing Institute and Health Strategy Consulting. If the information is publicly available, please tell us where it is available and provide us with copies of the reports marked to show the supporting information.

Marketing and Sales Strategy, page 22

43. Please disclose the value of the shares issued to National Media
Associates.

Employees, p. 25

44. Please disclose whether any of your employees is subject to an employment agreement. If so, you should describe the material terms of any such agreements, including provisions concerning term and termination of those agreements. You may cross reference to "Employment Agreements and Director Compensation" in the Management section so long as you add the term and termination description.


Certain Relationships and Transactions, p. 28

45. You indicate that there may be payments outstanding to the Jenny Lu and Xiao Fei Yu and that the outstanding balances are accruing interest at 10% per year. Please disclose whether the amount of money outstanding and the interest accrued disclosed includes the amounts due pursuant to the Intellectual Property Purchase Agreement.

Financial Statements

Balance Sheet

46. Please tell us the nature of the prepaid expenses and include an accounting policy in the financial statements.

Note 2.  Significant Accounting Policies

Revenue Recognition

47. Please disclose the Company`s revenue recognition policy.

Intangible Assets

48. Please disclose the Company`s accounting policy for intangible assets. Please include the amortization period of the assets and your policy for assessing impairments.

Note 3. Asset Purchase Agreement

49. Please note that purchases from a related party should be recorded at the related party`s carrying value. Please revise your policy to clarify. Also, please clarify what you mean by "the remainder of the purchase price" is expensed as research and development and provide to us supplementally the basis for your accounting treatment. Cite the applicable GAAP literature you are using for your accounting treatment.

Note 9.  Commitments

50. Please disclose how you accounted for the licenses you received from Hotway Nutraceuticals Canada and tell us supplementally your accounting basis for the treatment.

Note 11.  Subsequent Events

51. We note on page F-9 that as of June 30, 2004 no stock options had been issued. Please revise Note 11 to clarify that the transactions discussed in the note occurred after the audited period end date of June 30, 2004. Any transactions that occurred during the audited period should not be presented in a subsequent event footnote.

Item 26. Recent Sales of Unregistered Securities

52. We note your statement that the shares were issued pursuant to
Section 4(2) and or Regulation S. Please revise the discussion of each issuance to indicate which exemption was relied on.

53. For each issuance of unregistered securities, please revise to identify the investor or class of investor. Please note, that accredited investor is a recognized class of investors, but unaccredited and individual investors are not.

54. Additionally, in instances where the securities were issued in exchange for services, revise to disclosure the nature and value of the services.

55. In several instances shares issued on the same date were valued differently. Similarly, in some instances the value of shares issued within days of another issuance differed significantly. For example:

* On November 18, 2003 3,600,000 shares were issued.  3,000,000 shares were valued at $0.0025 per share and the remaining 600,000 shares were valued at $0.01 per share.
* On November 18, 2003 you issued 5,000 shares that were valued at $0.0025 and 110,000 shares valued at $0.08 per share.
* On January 29, 2004 you issued 750,000 shares. 650,000 shares were valued at $0.01 and 100,000 shares were valued at 100,000.

Please supplementally explain the variances.


*	*	*


As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 942-2976 or Lisa Vanjoske, at
(202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 942-7381or me at (202) 942-1840 with any other questions. Sincerely,



Jeffrey Riedler
Assistant Director

cc:	Richard Friedman
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, New York 10018





China Health Holding, Inc.
Page 13 of 17